SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997, OR
\ \ FOR TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ TO _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Giorgio Employee Savings Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.



REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA



                          GIORGIO EMPLOYEE SAVINGS PLAN


                    FINANCIAL STATEMENTS FOR THE YEARS ENDED
                   DECEMBER 31, 1997 AND 1996 AND SUPPLEMENTAL
                        SCHEDULE AS OF DECEMBER 31, 1997
                        AND INDEPENDENT AUDITORS' REPORT




GIORGIO EMPLOYEE SAVINGS PLAN


TABLE OF CONTENTS FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
------------------------------------------------------------------------------


                                                                 Page

INDEPENDENT AUDITORS' REPORT                                       1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
   as of December 31, 1997 and 1996                                2

   Statements of Changes in Net Assets Available for
   Benefits for the Years Ended December 31, 1997 and 1996         3

   Notes to Financial Statements for the Years Ended
   December 31, 1997 and 1996                                      4

SUPPLEMENTAL SCHEDULE - Assets Held for Investment
   (Item 27a of Form 5500), December 31, 1997                     11

SUPPLEMENTAL SCHEDULES OMITTED - The following schedules were omitted because of the absence of conditions under which they are required or due to their inclusion in information filed by The Procter & Gamble Master Savings
   Trust:

   Reportable Transactions for the Year Ended December 31, 1997

   Assets Acquired and Disposed of Within the Plan Year

   Party-in-Interest Transactions

   Obligations in Default

   Leases in Default




DELOITTE &
  TOUCHE LLP
------------          ------------------------------------------------------
                      250 East Fifth Street          Telephone: (513) 784-7100
                      P.O. Box 5340
                      Cincinnati, Ohio 45201-5340


INDEPENDENT AUDITORS' REPORT

To The Procter & Gamble Master Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the Giorgio Employee Savings Plan ("the Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/DELOITTE & TOUCHE LLP
Deloitte & Touche LLP
May 8, 1998


-----------------
Deloitte Touche
Tohmatsu
International
-----------------




GIORGIO EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1997 AND 1996
------------------------------------------------------------------------------
                                                     1997            1996
INVESTMENTS, At fair value:
 Investment in The Procter & Gamble Master
  Savings Trust                                   $11,688,141     $6,661,018
 Loans to participants                                318,358        216,951
                                                  -----------     ----------
     Total investments                             12,006,499      6,877,969

LIABILITIES:
 Other                                                                   156
                                                  -----------     ----------

NET ASSETS AVAILABLE FOR BENEFITS                 $12,006,499     $6,877,813
                                                  ===========     ==========

See notes to financial statements.




GIORGIO EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
------------------------------------------------------------------------------
                                                     1997          1996
ADDITIONS:
 Equity in net earnings of The Procter
  & Gamble Master Savings Trust                   $ 2,459,719    $  953,020
 Interest income                                        7,824         3,678
                                                  -----------    ----------
     Total investment income                        2,467,543       956,698
                                                  -----------    ----------
 Contributions:
  Employee                                                          664,974
  Employer                                                          251,175
                                                  -----------    ----------
     Total contributions                                            916,149
                                                  -----------    ----------
 Transfer from merged plan                          3,554,780
                                                  -----------    ----------
 Transfer from unaffiliated plan                       13,313        23,132
                                                  -----------    ----------
     Total additions                                6,035,636     1,895,979


DEDUCTIONS -
 Distributions to participants and other              906,950     1,414,080
                                                  -----------    ----------


NET INCREASE                                        5,128,686       481,899


NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                  6,877,813     6,395,914
                                                  -----------    ----------

 End of year                                      $12,006,499    $6,877,813
                                                  ===========    ==========

See notes to financial statements.




GIORGIO EMPLOYEE SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
------------------------------------------------------------------------------


1.       PLAN DESCRIPTION

         The following brief description of the Giorgio Employee Savings Plan ("Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

         GENERAL - Effective August 30, 1994, The Procter & Gamble Company ("P&G") acquired Giorgio Beverly Hills, Inc. ("Company") from Avon Products, Inc. Prior to the acquisition, certain employees of the Company participated in the Avon Employees' Savings and Stock Ownership Plan ("Predecessor Plan"). Pursuant to the sales agreement with Avon, assets under the Predecessor Plan owned by employees of the Company were transferred to create the Plan on August 30, 1994. Effective January 1, 1997, the Giorgio Pension Plan, a defined contribution plan, was emerged into the Plan. This merger is recorded as a transfer from merged plans of approximately $3,600,000 in the Plan's financial statements in 1997. The Plan assets are held in a combined trust account, The Procter & Gamble Master Savings Trust ("Master Trust"), with the assets of other P&G sponsored defined contribution plans (see
         Note 4). Each of the plans participating in the Master Trust has a proportionate and undivided ownership interest in the Master Trust assets. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Substantially all employees of the Company are eligible to participate in the Plan upon completion of at least one year of eligibility service, which is equal to 1,000 service hours. Employees who are leased employees are not eligible to participate.

         CONTRIBUTIONS - Effective December 31, 1996, both employee and employer contributions to the Plan were suspended. Prior to December 31, 1996, employee contributions to the Plan could be made on a pre-tax or after-tax basis from 1% to 15% of the employee's earnings. The Company matched 50% of employee pre-tax or after-tax contributions up to a maximum of 6% of the employee's contributions. During 1996, P&G granted one share of P&G common stock to all employees who had completed a year of service. The additional share was credited to each participant's account. The fair value of the shares contributed was reported as an employer contribution in the Plan's 1996 financial statements.

         VESTING - Effective with the suspension of contributions on December 31, 1996, all participants became fully vested. Prior to December 31, 1996, participants were fully vested at all times in their voluntary contributions plus earnings thereon. Vesting in the remainder of their account was based upon years of continuous service. A participant was fully vested after two years of service. Participant accounts transferred from the Predecessor Plan were immediately and fully vested.

         DISTRIBUTIONS - The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash or shares of common stock or as installment payments. Retired or terminated employees shall commence benefit payments upon attainment of age 70-1/2.

         WITHDRAWALS - A participant may withdraw any portion of after-tax contributions once in any six-month period. Participants who have attained age 59-1/2 or have demonstrated financial hardship may withdraw all or any portion of their before-tax contributions once in any six-month period.

         PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

         ADMINISTRATION - The Plan is administered by the Master Savings Plan Committee consisting of three members appointed by the Board of Directors of P&G, except for duties specifically vested in the trustee, who is also appointed by the Board of Directors of P&G.

         LOANS - The Plan has a loan feature under which active participants may borrow up to 50% of the current value of their vested account values exclusive of amounts attributable to Company contributions (up to a maximum of $50,000). Loans are repayable via payroll deductions over a period of up to five years, except for loans used to purchase a primary residence which are repaid via payroll deduction over a period of up to 10 years. Principal and interest paid is credited to applicable funds in the borrower's account. Upon participant termination or retirement, the outstanding loan balance is treated as a distribution to the participant.

         TRANSFER FROM UNAFFILIATED PLAN - Amounts represent account balances of Company employees transferred from unaffiliated Company plans.

         PARTICIPANT ACCOUNTS AND INVESTMENT OPTIONS - Each participant's account is credited with an allocation of the Plan's earnings. The benefit to which a participant is entitled is limited to the benefit that can be provided from the participant's account. Participants may allocate their account in one or all of the following investment options offered by the Plan (Note 4):

                  RESERVE FUND - A fund investing in short to medium length maturity, interest-bearing instruments.

                  COMPANY STOCK FUND - A fund investing in shares of The Procter & Gamble Company common stock.

                  MANAGED BOND FUND - A fund investing in a diversified portfolio of publicly and privately traded corporate, government, international and mortgage backed bonds.

                  LARGE COMPANY FUND - A fund investing in equity securities of approximately 300 domestic, large company stocks.

                  DIVERSIFIED FUND - A fund investing in a balanced portfolio consisting of both equity and fixed securities.

                  INTERNATIONAL EQUITY FUND - A fund investing in a diversified portfolio of equity securities of foreign corporations.

                  SMALL COMPANY FUND - A fund investing in a portfolio of equity securities issued by small companies.




The activity and balances in the funds are summarized as follows for the years ended December 31, 1997 and 1996:
                LARGE                     MANAGED                  COMPANY      INTERNATIONAL  SMALL
                COMPANY      DIVERSIFIED  BOND         RESERVE     STOCK        EQUITY         COMPANY    LOANS TO
                FUND         FUND         FUND         FUND        FUND         FUND           FUND       PARTICIPANTS  TOTAL
Net assets
 available
 for benefits,
 December 31,
 1995           $2,764,121   $1,665,515   $1,131,457   $ 632,621                                           $202,200     $ 6,395,914

Equity in net
 earnings of
 The Procter
 & Gamble
 Master
 Savings
 Trust             609,866      229,144       51,878      34,237   $   20,781   $  1,296        $  5,818                    953,020
Interest
 income                                                                                                       3,678           3,678
Contributions      348,150      261,171      162,034     127,491       17,303                                               916,149
Transfers from
 unaffiliated
 plan                4,628        9,252                                 9,252                                                23,132
Distributions
 to
 participants
 and other        (741,389)    (340,229)    (167,047)   (153,861)         (99)                              (11,455)     (1,414,080)
Transfers
 between funds    (302,549)    (176,348)    (323,873)     27,204      599,732     65,958          87,348     22,528
                -----------  -----------  -----------  ----------  -----------   --------        --------  ---------    ------------

Net assets
 available
 for benefits,
 December 31,
 1996            2,682,827    1,648,505      854,449     667,692      646,969     67,254          93,166    216,951       6,877,813

Equity in net
 earnings of
 The Procter
 & Gamble
 Master
 Savings
 Trust           1,012,303      410,252       95,987      31,138      836,975      5,393          67,671                  2,459,719
Interest
 income                                                                                                       7,824           7,824
Transfer from
 merged plan       856,924      796,230      292,876     212,500    1,088,741    177,048         130,461                  3,554,780
Transfer from
 unaffiliated
 plan                2,171                                 4,630        2,171      4,341                                     13,313
Distributions
 to
 participants
 and other        (478,087)    (174,710)     (91,482)   (110,975)     (30,554)    (4,214)        (12,219)    (4,709)       (906,950)
Transfers
 between funds    (241,050)    (342,453)    (135,869)   (217,898)     771,789     70,910           5,164     89,407
                -----------  -----------  -----------  ---------   -----------  ---------       ---------  ---------     -----------

Net assets
 available
 for benefits,
 December 31,
 1997           $3,835,088   $2,337,824   $1,015,961   $ 587,087   $3,316,091   $320,732        $284,243   $309,473      $12,006,499
                ===========  ===========  ===========  ==========  ===========  =========       =========  =========     ===========




2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - The accompanying financial statements are prepared under the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in The Procter & Gamble Company common stock is valued at the closing price on an established security exchange. The Plan's investment funds (funds) are valued by the fund manager, JP Morgan Investment Management, Inc., based upon the fair value of the funds' underlying investments. Income from investments is recognized when earned and is allocated to each participating plan in The Procter & Gamble Master Savings Trust (Master Trust) and each participant's account by PNC Bank, Ohio, N.A. (PNC Bank), the trustee of the Plan.

         EXPENSES OF THE PLAN - Trustee fees and other expenses of the Plan are paid by P&G.

         USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.       TAX STATUS

         The Internal Revenue Service (IRS) has determined and informed the Company by letter dated March 22, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC at December 31, 1997 and 1996.

4.       INTEREST IN MASTER TRUST

         Effective January 1, 1993, P&G formed the Master Trust in accordance with a master trust agreement with PNC Bank.

         Use of a Master Trust permits the commingling of investments that fund various P&G-sponsored defined contribution benefit plans for investment and administrative purposes. Although assets are commingled in the Master Trust, PNC Bank maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to both participating plans and individual participant accounts based upon each plan's or participant's proportionate interest in the Master Trust. The following represents the 1997 and 1996 audited financial information regarding the net assets and investment income of the Master Trust:



Assets of the Master Trust at December 31, 1997 are summarized as follows:
                                              LARGE      SMALL     INTERNATIONAL                              MANAGED
                              COMPANY        COMPANY    COMPANY       EQUITY        RESERVE    DIVERSIFIED     BOND
                             STOCK FUND       FUND       FUND          FUND          FUND         FUND         FUND        TOTAL
Investments, at fair value   $75,945,362  $60,121,937  $4,728,540  $2,629,430     $28,051,469  $33,669,298  $5,858,170  $211,004,206
Accrued interest and
 dividends                         6,317          141          22          16             380          101          26         7,003
                             -----------  -----------  ----------  ----------     -----------  -----------  ----------  ------------

Total                        $75,951,679  $60,122,078  $4,728,562  $2,629,446     $28,051,849  $33,669,399  $5,858,196  $211,011,209
                             ===========  ===========  ==========  ==========     ===========  ===========  ==========  ============

Plan's investment in
 Master Trust                $ 3,313,890  $ 3,828,148  $  288,139  $  316,718     $   588,255  $ 2,332,416  $1,020,575  $ 11,688,141
                             ===========  ===========  ==========  ==========     ===========  ===========  ==========  ============

Plan's percentage
 ownership interest
 in Master Trust                      4%           6%          6%          12%             2%           7%         17%            6%
                             ===========  ===========  ==========  ===========    ===========  ===========  ==========  ============




Investments, at fair value, held by the Master Trust at December 31, 1997 are summarized as follows:
                                    LARGE         SMALL      INTERNATIONAL                               MANAGED
                      COMPANY      COMPANY       COMPANY        EQUITY        RESERVE      DIVERSIFIED    BOND
                     STOCK FUND     FUND          FUND           FUND          FUND           FUND        FUND        TOTAL
The Procter &
 Gamble Company
 common stock        $74,844,561                                                                                      $ 74,844,561
Mutual funds                       $60,121,830   $4,728,479   $2,629,377     $27,988,957   $33,669,235   $5,858,117    134,995,995
Short-term
 investments           1,100,801           107           61           53          62,512            63           53      1,163,650
                     -----------   -----------   ----------   ----------     -----------   -----------   ----------   ------------

Total investments
 at fair value       $75,945,362   $60,121,937   $4,728,540   $2,629,430     $28,051,469   $33,669,298   $5,858,170   $211,004,206
                     ===========   ===========   ==========   ==========     ===========   ===========   ==========   ============




Investment income from the Master Trust for the year ended December 31, 1997 is summarized as follows:
                                   LARGE           SMALL     INTERNATIONAL                            MANAGED
                      COMPANY     COMPANY         COMPANY       EQUITY      RESERVE      DIVERSIFIED    BOND
                     STOCK FUND    FUND            FUND          FUND        FUND           FUND        FUND   TOTAL
Net appreciation
 in fair value
 of investments     $22,915,525   $15,017,239     $817,130   $52,370        $1,468,561   $5,581,761  $520,449  $46,373,035
Dividends               836,156                                                                                    836,156
Interest                 56,289                                                  3,197                              59,486
                    -----------   -----------     --------   -------        ----------   ----------  --------  -----------

Total               $23,807,970   $15,017,239     $817,130   $52,370        $1,471,758   $5,581,761  $520,449  $47,268,677
                    ===========   ===========     ========   =======        ==========   ==========  ========  ===========

Plan's equity
 in net earnings
 of Master Trust    $   836,975   $ 1,012,303     $ 67,671   $ 5,393        $   31,138   $  410,252  $ 95,987  $ 2,459,719
                    ===========   ===========     ========   =======        ==========   ==========  ========  ===========




Assets of the Master Trust at December 31, 1996 are summarized as follows:
                                                                      INTERNA-
                    COLLECTIVE                LARGE        SMALL      TIONAL                                 MANAGED
                      INCOME     COMPANY     COMPANY      COMPANY     EQUITY       RESERVE     DIVERSIFIED    BOND
                       FUND     STOCK FUND    FUND         FUND       FUND          FUND          FUND        FUND        TOTAL
Investments,
 at fair value      $   -       $44,722,820  $48,644,442  $2,637,484  $1,863,770  $32,149,667  $32,299,750  $5,790,354  $168,108,287
Accrued interest
 and dividends      $   -             6,336          263          51          35          382          152          23         7,242
                    ----------  -----------  -----------  ----------  ----------  -----------  -----------  ----------  ------------

Total               $   -       $44,729,156  $48,644,705  $2,637,535  $1,863,805  $32,150,049  $32,299,902  $5,790,377  $168,115,529
                    ==========  ===========  ===========  ==========  ==========  ===========  ===========  ==========  ============

Plan's investment
 in Master Trust    $   -       $   578,496  $ 2,709,358  $   85,737  $   60,131  $   678,253  $ 1,671,517  $  877,526  $  6,661,018
                    ==========  ===========  ===========  ==========  ==========  ===========  ===========  ==========  ============

Plan's percentage
 ownership
 interest in
 Master Trust           -                1%           6%          3%          3%            2%           5%         15%           4%
                    ==========  ===========  ===========  ==========  ==========   ===========  ===========  ==========  ===========




Investments, at fair value, held by the Master Trust at December 31, 1996 are summarized as follows:
                                                                    INTERNA-
                  COLLECTIVE                LARGE        SMALL      TIONAL                                 MANAGED
                    INCOME      COMPANY    COMPANY      COMPANY     EQUITY      RESERVE      DIVERSIFIED    BOND
                     FUND      STOCK FUND   FUND         FUND        FUND        FUND           FUND        FUND        TOTAL
The Procter &
 Gamble Company
 common stock     $           $43,559,282                                                                              $ 43,559,282
Mutual Funds                               $48,644,294  $2,637,437  $1,863,743  $32,085,388  $32,299,639  $5,790,250    123,320,751
Short-term
 investments                    1,163,538          148          47          27       64,279          111         104      1,228,254
                  ----------  -----------  -----------  ----------  ----------  -----------  -----------  ----------   ------------

Total             $           $44,722,820  $48,644,442  $2,637,484  $1,863,770  $32,149,667  $32,299,750  $5,790,354   $168,108,287
                  ==========  ===========  ===========  ==========  ==========  ===========  ===========  ==========   ============




Investment income from the Master Trust for the year ended December 31, 1996 is summarized as follows:
                   COLLECTIVE                LARGE       SMALL    INTERNATIONAL                           MANAGED
                    INCOME      COMPANY     COMPANY     COMPANY      EQUITY      RESERVE     DIVERSIFIED   BOND
                     FUND      STOCK FUND    FUND        FUND         FUND        FUND          FUND       FUND       TOTAL
Net appreciation
 in fair value
 of investments    $50,196     $ 9,402,213  $9,601,531  $170,571  $36,190        $1,717,880  $4,251,429   $316,106   $25,546,116
Dividends                          695,063                                                                               695,063
Interest                           179,397                                            9,911                              189,308
                   -------     -----------  ----------  --------  --------       ----------  ----------   --------   -----------

Total              $50,196     $10,276,673  $9,601,531  $170,571  $36,190        $1,727,791  $4,251,429   $316,106   $26,430,487
                   =======     ===========  ==========  ========  =======        ==========  ==========   ========   ===========

Plan's equity
 in net
 earnings
 of Master
 Trust             $    -      $    20,781  $  609,866  $  5,818  $ 1,296        $   34,237  $  229,144   $ 51,878   $   953,020
                   =======     ===========  ==========  ========  =======        ==========  ==========   ========   ===========





5.       DISTRIBUTIONS

         Distributions payable to participants as of December 31, 1997 and 1996 are approximately $155,000 and $224,000, respectively.


                                     * * * * * *




GIORGIO EMPLOYEE SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT (ITEM 27a OF FORM 5500)
DECEMBER 31, 1997
-----------------------------------------------------------------------------

IDENTITY OF ISSUE,
BORROWER, LESSOR                                                        FAIR
OR SIMILAR PARTY         DESCRIPTION OF INVESTMENT            COST      VALUE

Participant              Loans 56 loans with maturities
                         ranging from February 1998 to
                         September 2002 and interest
                         rates ranging from 7-10%             $ -     $318,358
                                                              ====    ========




PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.



                                   Giorgio Employee Savings Plan




                                  /s/JOSEPH R. LAWHEAD
Date:  June 25, 1998              ---------------------------------------
                                  Joseph R. Lawhead
                                  Member, Benefits Committee







                               EXHIBIT INDEX


Exhibit No.                                                 Page No.

  23                Consent of Deloitte & Touche